[LETTERHEAD OF RED GIANT ENTERTAINMENT, INC.]



                                 April 12, 2013

Justin Dobbie, Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re: Red Giant Entertainment, Inc. (formerly
    Castmor Resources Ltd)
    Form 8-K [Amendment Number 2]
    Filed June 18, 2012
    File No. 001-34039

Dear Mr. Dobbie:

Please consider this letter as part of our response to your request of July 15, 2012 regarding the above mentioned matter and the concurrent amendment to the Form 8-K.

The Company hereby acknowledges that:

     (i) We are responsible for the adequacy and accuracy of the disclosure in the filing;

     (ii) The staff comments or changes to disclosure response to staff comments do not foreclose the Commission from taking any action with respect to the filing;


     (iii) We may not assert the staff comments or changes to disclosures in response to staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 12, 2013
Page 2


We have been advised that the Division of Enforcement has access to all information we have provided to the staff of the Division of Corporation Finance in connection with our filing with the Commission.

Very truly yours,

Red Giant Entertainment, Inc.


By: /s/ Benny Powell
   ------------------------------
   Benny Powell
   President

SEC.Ltr.4.12.13